UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 24, 2013.

Exhibit 99.1

Board of Director Changes

Golar LNG Limited LP (NASDAQ: GLNG) ("Golar") announced today that Kathrine Fredriksen resigned her position as Director of Golar and Mrs. Georgina Sousa, has been appointed to the Board of Directors of Golar to fill a vacancy.

Mrs. Sousa has served as Secretary of Golar and its subsidiaries since November 30, 2005. She is also Head of Corporate Administration for Frontline Ltd. Up until January 2007, she was Vice-President-Corporate Services of Consolidated Services Limited, having joined the firm in 1993 as Manager of Corporate Administration. Mrs. Sousa also serves as a director for Frontline Ltd, Frontline 2012 Ltd and Golden Ocean Group Limited.

Golar is one of the world's largest independent owners and operators of LNG carriers with over 30 years of experience.  As the only company to have successfully converted a carrier into an FSRU, the company seeks to aggressively expand its carrier and FSRU portfolio and leverage its industry expertise to grow the business further upstream via Floating liquefaction.

Golar LNG Limited
Hamilton, Bermuda
April 24, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 25, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer